SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, August 10, 2017 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reports its financial results for the second quarter ended June 30, 2017.

GAFISA  REPORTS RESULTS FOR
2Q17

CONFERENCE CALL

August 11, 2017

► 09:00 am Brasilia Time
In Portuguese
Telephone:
+55-11-3728-4971 (Brazil)
Code: Gafisa

► 08:00 am US EDT
In English (simultaneous translation
 from Portuguese)
+ 1-516-300-1066  US EDT

Replay:
+55-11-3127-4999 (Brazil)
Code: 30671050
+55-11-3127-4999 (USA)
Code: 41141188
Webcast: www.gafisa.com.br/ri

Shares
GFSA3 – B3 (former BM&FBovespa)
GFA – NYSE
Total shares outstanding: 28.040.162
Average daily trading volume (90 days²):
R$5.6 million
(1) Including 1,040,162 treasury shares
(2) Until June 30, 2017.

MANAGEMENT COMMENTS AND HIGHLIGHTS

During second quarter, we continued to execute our strategy of prioritizing the sale of inventory units, optimizing our cost structure and maximizing cash generation. In the coming quarters, Gafisa’s financial results will benefit from the increased contribution of higher-margin projects launched in 2015 and 2016 to the Company’s revenues. Recent interest rate cuts should also stimulate growth in the real estate sector, but we remain cautious and conservative about the timing of a market upturn.

Net pre-sales came to R$127.1 million in 2Q17, in line with R$129.5 million recorded in 2Q16. In 1H17, net pre-sales totaled R$244.5 million. In keeping with the prioritization of inventory sales, in 2Q17, 56% of net sales related to products launched prior to year-end 2014, enabling an improved inventory position. Consolidated inventory at market value totaled R$1.5 billion, down 10% q-o-q and 23% y-o-y.

Reflecting our improved sales model, SoS increased 10 percentage points to 36.8% for the last 12-month period, versus 26.5% in the previous year, despite the absence of new projects. Importantly, 2Q17 SoS was the highest level in 16 quarters, and has registered sequential increases since 3Q16.

Dissolutions were concentrated in projects launched up until 2013. These projects had higher work evolution, and accordingly, impacted revenue recognition and margin composition. The volume of dissolutions continues to decrease q-o-q (-4%) and y-o-y (-15%), due to a combination of improved market conditions, lower volume of deliveries and the absence of commercial project deliveries. During prior quarters, commercial units accounted for an important portion of dissolutions. It is worth noting that 54,6% of our inventory is comprised of commercial projects. With the delivery of the last commercial project in 3Q16, we expect to experience a continued downward trend in dissolutions over the next periods. In 2Q17, 4 projects were delivered comprising 1,389 units, or R$479.9 million in PSV. In 1H17, PSV delivered totaled R$744.9 million.

A steady volume of transfers and conservative cash management strategy supported our focus on cash generation in the quarter. Transfers in 2Q17 increased by 35.5% y-o-y, reaching R$342.5 million. As a result, operating cash generation totaled R$101.5 million in 2Q17, with a positive net generation of R$20.5 million. In 1H17, operating cash generation totaled R$197.1 million and net generation reached R$53.7 million.

Gafisa’s revenues remain impacted by a higher volume of dissolutions relating to legacy projects. In addition, the concentration of net sales in more recent projects and slower work evolution impacted the Company’s results. Net revenue came to R$147.3 million in 2Q17, up 8% q-o-q, but 31% lower than 2Q16. In 1H17, net revenue totaled R$283.8 million.

Consistent with our plan to right-size the Company and the scale of our current operations, we have been successful in decreasing expenses over the last periods. Alongside reducing expenses throughout the Company, we have implemented a more streamlined administrative structure that reflects future objectives. In 2Q17, sales, general and administrative expenses decreased 12% on a sequential basis.

Our debt was another highlight this quarter, as we achieved a substantial 36% y-o-y decrease in gross debt and a 16% q-o-q reduction. We ended 2Q17 with net debt of R$1.1 billion, 18% lower than 1Q17 and down 24% from R$1.5 billion in 2Q16. The reduction in debt also benefited leverage. With the receipt of proceeds totaling R$219.5 million from the sale of Tenda, the Company’s Net Debt/ Shareholders’ Equity ratio declined to 80.7%.

Due to the factors mentioned above, Gafisa reported a net loss of R$134.6 million in 2Q17 versus a net loss of R$36.9 million in 2Q16, excluding Alphaville equity income and the effects of the Tenda transaction.

Finally, we believe we are very close to an inflection point in our financial performance, with a potential gradual recovery in the Company’s results over the coming quarters. As the contribution of legacy projects to results decreases, and in keeping with the consistent average volume of launches of approximately R$1.0 billion over the last four years, we will start to recognize the positive results of more recent projects, including improved SoS and higher margins.

Based on a streamlined business model, solid operating platform and strong brand recognition, Gafisa is well positioned to capture value with an upswing in the Brazilian real estate market. We are ready to resume launches in the second half of the year, primarily in São Paulo, and remain committed to criteria ensuring a suitable level of sales and profitability.

We will closely follow market trends in the second half of 2017, seeking to balance of placement of new products in the market, and remain focused on inventory sales and cash generation. We are confident that Gafisa is well positioned to capitalize on a potential recovery in economic activity over the next periods.

Sandro Gamba

CEO

2Q17 QUARTERLY INFORMATION

FINANCIAL RESULTS

▪

Operating cash generation totaled R$101.5 million in 2Q17, with net cash generation in the quarter of R$20.5 million. In 1H17, operating cash generation totaled R$197.1 million with net cash generation of R$53.7 million.

▪	Gafisa’s 2Q17 net revenue recognized by the “PoC” method was R$147.3 million, a decrease of 31% year-on-year and up 8% from 1Q17. In 1H17, net revenue totaled R$283.8 million.
▪

Adjusted gross profit for 2Q17 was R$12.4 million, compared to R$20.8 million in 1Q17 and R$65.3 million recorded in the past year, ending the 1H17 at R$33.2 million. Based on the same criteria, adjusted gross margin reached 8.4% compared to 15.2% in 1Q17, and 30.7% in 2Q16. In 1H17, adjusted gross margin reached 11.7%.

▪	Adjusted EBITDA was negative R$65.0 million in 2Q17, down from negative EBITDA of R$47.3 million in 1Q17 and down from EBITDA of R$ 12.5 million in 2Q16.
▪

Net income, excluding Alphaville equity income and the effects of Tenda operation, was negative at R$134.6 million in 2Q17 compared to a net loss of R$126.0 million in 1Q17 and R$36.9 million in 2Q16. In 1H17, net loss totaled R$260.6 million.

OPERATIONAL RESULTS

▪	Consolidated sales over supply (SoS) reached 7.9% in 2Q17, compared to 6.7% in 1Q17 and 6.3% in 2Q16. On a trailing 12-month basis, Gafisa’s SoS was 36.8%.
▪	Consolidated inventory at market value decreased 9.7% q-o-q to R$1.5 billion.
▪	Net pre-sales totaled R$127.1 million in 2Q17, 1.8% lower than R$129.5 million recorded in 2Q16.In 1H17 net pre-sales totaled R$244.5 million.
▪	Throughout the second quarter, the Company delivered 4 projects/phases, totaling 1,389 units accounting for R$479.9 million in PSV. In 1H17, PSV delivered was R$744.9 million.

RECENT EVENTS

CONCLUSION OF THE SEPARATION OF THE GAFISA AND TENDA UNITS

As previously informed, with the delivery of Tenda´s shares on May 4th, Gafisa received R$ 219.5 million and concluded the separation process of Gafisa and Tenda business units. It is worth mentioning, to complement the above values, that Gafisa still has R$ 100.0 million (SELIC corrected) to receive, which should be accounted in the next two years, according to the contract established.

OPERATING RESULTS

Launches and Pre-Sales

Gafisa maintained its operations in 2Q17 under the same bases of 1Q17, with dedication and concentration of efforts on the sale of inventory units. Accordingly, no new developments were started in the second quarter. Although several projects were approved and ready for launch, the Company chose to sustain a more conservative stance in view of current macroeconomic conditions.

Table 1. Gafisa Launches and Sales (R$ thousand)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y (%)
Launches	-	-	-	130,360	-	-	210,464	-
Net Pre-Sales	127,146	117,398	8.3%	129,519	-1.8%	244.544	196,361	24.5%
Sales over Supply (SoS)	7.9%	6,7%	120 bps	6.3%	160 bps	14,2%	9.3%	490 bps

Net Pre-Sales

Gross sales in the 2Q17 totaled R$240.8 million, with dissolutions reaching R$113.6 million, resulting in R$127.1 million of net pre-sales, down 8.1% compared to the prior year period. In 1H17, gross sales totaled R$476.4 million.

In 2Q17, the Company concentrated its efforts on the sale of existing units. As a result, approximately 55.7% of net sales in the period were related to projects launched prior to the end of 2014, resulting in an improvement in the segment's inventory profile. Dissolutions, in turn, were concentrated in projects launched prior to 2013, which had higher work evolution, and accordingly, a greater impact on revenue recognition and margin structure.

In the quarter, SoS reached 7.9%, compared to 6.3% in the year-ago period and 6.7% in 1Q17.

Sales over Supply (SoS)

The Company’s SoS for the last twelve months reached 36.8%, compared to 26.5% in 2Q16, as a result of the good sales performance in the second half of 2016 and sequential increase of inventory SoS. In the quarter, SoS was up again totaling 7.9%, compared to 6.3% in 2Q16 and 6.7% in 1Q17. SoS for the last 12 months continues to show consistent improvement, even without the benefit of launches over the last 6 months.

The macroeconomic uncertainty and economic recession observed since 2015 have directly impacted consumer confidence and, accordingly, the level of dissolutions. Given this backdrop, the reduction in the level of dissolutions has been incremental. As a result of this scenario, the volume of dissolutions in 2Q17 reached R$113.6 million. In 1H17, the level of dissolutions came to R$232.0 million, down 23.2% y-o-y.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive credit review at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment.

Inventory (Property for Sale)

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to the end of 2015 represented 85.2%.

The market value of inventory decreased by 9.7% q-o-q and 22.9% y-o-y to R$1.5 billion, effect of sales results in the period, and price adjustments on some projects in inventory, in keeping with current market conditions.

Table 2 – Inventory at Market Value 1Q17 x 2Q17 (R$ 000)

	Inventories EoP 1Q17	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories EoP 2Q17	Q/Q(%)
São Paulo	1,272,718	-	78,840	(195,111)	(6,660)	1,149,787	-9.7%
Rio de Janeiro	314,122	-	33,285	(38,667)	(28,343)	280,397	-10.7%
Other Markets	48,428	-	1,523	(7,017)	3,163	46,097	-4.8%
Total	1,635,268	-	113,648	(240,795)	(31,840)	1,476,281	-9.7%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

Regarding Gafisa’s inventory, approximately 62% or R$910.1 million is concentrated in projects to be delivered after 2Q18 and will not significantly increase the segment’s inventory of finished units which totaled R$565.4 million in 2Q17, or 38.3% of total.

Commercial projects account for 54.6% which reflects not only the high volume of commercial projects delivered during the last 24 months, but also low liquidity on these projects at present.

Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$46.1 million or 3.1% of total inventory, a decrease of 9.9% when compared to R$51.2 million in 2Q16. The Company estimates that through the beginning of 2018, it will have monetized a large portion of its inventory in non-core markets, based on the strong sales observed in these markets over the past few quarters.

Table 3 – Inventory at Market Value- Work Status - POC (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 2Q17
São Paulo	-	30,211	647,770	192,707	279,099	1,149,787
Rio de Janeiro	-	6,432	-	33,735	240,230	280,397
Other Markets	-	-	-	-	46,097	46,097
Total	-	36,643	647,770	226,442	565,426	1,476,281

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on account of CPCs 18, 19 and 36.

Inventory Delivery Schedule

Delivered Projects

In 2Q17, projects totaling 1,389 units were delivered, accounting for R$479.9 million in PSV. In 1H17, deliveries totaled 1,999 units and R$744.9 million in PSV. Currently, Gafisa has 18 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$240.8 million in 2Q17. In 1H17, transfers went up 35.5% to R$342.5 million.

Table 4– Breakdown of Delivered Projects (R$000 and %)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	6M17	6M16	Y/Y (%)
PSV Transferred ¹	240,783	101,744	136.7%	142,697	68.7%	342,527	252,720	35.5%
Delivered Projects	4	3	33.3%	4	0.0%	7	6	16.7%
Delivered Units	1,389	610	127.7%	1,241	11.9%	1,999	1,432	39.6%
Delivered PSV²	479,869	265,058	81.0%	412,307	16.4%	744,927	517,149	44.0%

1) PSV refers to potential sales value of the units transferred to financial institutions;

2) PSV = Potential sales value of delivered units.

Landbank

The Company’ landbank, with a PSV of R$4.8 billion, represents 38 potential projects/phases, and corresponds to nearly 9.4 thousand units, 63% of potential projects/phases are in São Paulo and 37% are in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, bringing the total percentage of land acquired through swaps to 60%.

Table 5 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,018,977	48.9%	48.9%	0.0%	6,811	7,482
Rio de Janeiro	1,778,752	72.4%	72.4%	0.0%	2,535	2,589
Total	4,797,729	60.0%	60.0%	0.0%	9,346	10,071

1) The swap percentage is measured compared to historical cost of land acquisition.

2) Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 6 - Changes in the Landbank (1Q17 x 2Q17 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,019,766	-	-	-	(789)	3,018,977
Rio de Janeiro	1,783,749	-	-	-	(4,998)	1,778,752
Total	4,803,515	-	-	-	(5,787)	4,797,729

In 2Q17, the Company did not acquire new landbank. The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to landbank in the period.

FINANCIAL RESULTS

Revenue

2Q17 net revenues totaled R$147.3 million, up 8% q-o-q and down 31% y-o-y. In 1H17, net revenue totaled R$283.8 million. 2Q17 revenues were impacted by the mix of net sales, with a higher concentration of sales from the most recent launches, and consequently lower revenue recognition, as well as a higher provision for dissolutions, reducing gross revenue by R$9.0 million.

In the quarter, 99.4% of revenues derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 7 – Revenue Recognition (R$ 000)

	2Q17				2Q16
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2017	-	-	-	-	-	-	-	-
2016	14,999	12%	18,546	13%	35,867	28%	5,713	3%
2015	41,331	33%	57,085	39%	39,924	31%	38,020	18%
2014	28,351	22%	36,141	25%	33,996	26%	93,970	44%
≤ 2013	42,466	33%	35,482	24%	19,732	15%	74,925	35%
Total	127,147	100%	147,254	100%	129,519	100%	212,628	100%
SP + RJ	121,653	96%	146,430	99%	118,835	92%	212,543	100%
Other Markets	5,494	4%	824	1%	10,684	8%	85	-

Gross Profit & Margin

Gafisa's adjusted gross income in 2Q17 was R$12.4 million, down from R$20.8 million in 1Q17 and R$65.3 million in 2Q16, totaling R$33.3 million in 1H17. In this second quarter, the main impacts on gross income were: (i) lower revenues due to the sales mix; (ii) higher volume of dissolutions, as a result of the economic environment; (iii) higher level of provision for dissolutions, with a net effect of R$9.0 million on gross revenue.

Gross margin came negative at 9.8%, higher than negative gross margin of 12.6% in 1Q17. Excluding these financial impacts, adjusted gross margin was 8.4% in the quarter, versus 15.2% in 1Q17 and 30.7% in the previous year.

Details of Gafisa's gross margin breakdown in 2Q17 are presented below.

Table 8 – Gross Margin (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y%)
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%
Gross Profit	(14,403)	(17,167)	-16%	26,084	-155%	(31,570)	29,540	-207%
Gross Margin	-9.8%	-12.6%	280 bps	12.3%	-2210 bps	-11.1%	7.7%	-1880 bps
(-) Financial Costs	26,824	37,975	-29%	39,241	-32%	64,800	71,764	-10%
Adjusted Gross Profit¹	12,421	20,808	-40%	65,325	-81%	33,230	101,304	-67%
Adjusted Gross Margin¹	8.4%	15.2%	-680 bps	30.7%	-2230 bps	11.7%	26.4%	-1470 bps

1) Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$40.9 million in 2Q17, down 12.0% q-o-q and up 3.0% y-o-y, mainly in line with inflation in the period. In 1H17, SG&A expenses totaled R$87.3 million.

Selling expenses increased 11.0% q-o-q and 5.0% y-o-y, due to higher sales in the period and current market conditions requiring higher sales and marketing investments.

G&A expenses totaled R$19.7 million in 2Q17, down 28.0% q-o-q and came in line with 2Q16.

It should be noted that over the last two quarters the Company has made an effort to adapt its personnel structure to the current market environment. Due to related severance costs, the full benefit of this adjustment could be partially seen in 2Q17.

The rightsizing of the SG&A structure reflects the Company's commitment to improved operational efficiency, allowing for an appropriate level of costs and expenses. The Company will continue to strive to maintain an efficient cost structure, and expects the recent redesign of its operational structure to better reflect the new cycle of market development.

Table 9 – SG&A Expenses (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y(%)
Selling Expenses	(21,184)	(19,056)	11%	(20,245)	5%	(40,240)	(36,991)	9%
G&A Expenses	(19,738)	(27,369)	-28%	(19,524)	1%	(47,107)	(46,526)	1%
Total SG&A Expenses	(40,922)	(46,425)	-12%	(39,769)	3%	(87,347)	(83,516)	5%
Launches	-	-	-	(130,360)	-	-	210,464	-
Net Pre-sales	127,146	117,398	8%	129,519	-2%	244,544	196,361	25%
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%

Other Operating Revenues/Expenses reached R$31.5 million in 2Q17, compared with R$19.7 million in the previous quarter.

In 2Q17, such increase was due to early conclusion of an arbitration proceeding, with negative net effect of R$18.2 million. If exclude this non-recurring process, this line was down 32.0% compared to 1Q17 and 29.3% y-o-y, keeping its tendency of a gradual reduction.

The Company continues to be proactive in mitigating risks associated with potential contingencies. As a result, the Gafisa segment continues to concentrate its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographic positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

The table below contains more details on the breakdown of this expense.

Table 10 – Other Operating Revenues/Expenses (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y(%)
Litigation Expenses	(30,041)	(16,736)	79%	(15,461)	94%	(46,777)	(31,265)	50%
Other	(1,528)	(2,966)	-48%	(3,496)	-56%	(4,494)	(2,269)	98%
Total	(31,569)	(19,702)	60%	(18,957)	67%	(51,271)	(33,534)	53%

Adjusted EBITDA

Adjusted EBITDA was negative R$65.1 million in the quarter, compared with negative EBITDA of R$47.3 million in 1Q17 and lower than positive EBITDA of R$12.5 million in 2Q16.

Adjusted EBITDA in 2Q17 was mainly impacted by the following factors: (i) lower level of revenue due to the sales mix; (ii) lower gross income in the quarter, as a result of the current market environment; and (iii) higher Other Operating Expenses.

It is worth noting that Gafisa's adjusted EBITDA does not consider the impact of the income from discontinued operations (Tenda) and the effect of Alphaville's equity income.

Table 11 -  Adjusted EBITDA (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y(%)
Net Income	(180,004)	(49,977)	260%	(38,439)	368%	(229,401)	(91,665)	150%
Discontinued Operation Result ¹	(9,545)	107,720	-109%	10,443	-191%	98,175	16,372	500%
Adjusted Net Income¹	(170,459)	(15,117)	369%	(48,882)	249%	(327,576)	(108,037)	203%
(+) Financial Results	33,390	28,560	17%	3,079	984%	61,950	4,187	1380%
(+) Income Taxes	949	1,346	-29%	(421)	-325%	2,295	5,569	-59%
(+) Depreciation & Amortization	8,875	8,708	2%	5,644	57%	17,583	15,152	16%
(+) Capitalized interests	26,824	37,975	-29%	39,241	-32%	64,800	71,764	-10%
(+) Expense w Stock Option Plan	(424)	2,128	-120%	1,300	-133%	1,703	3,191	-47%
(+) Minority Shareholders	(100)	50	-300%	578	-117%	(50)	1,453	-103%
(-) AUSA Income Effect	35,891	31,024	16%	11,952	200%	66,915	1,072	6142%
Adjusted EBITDA[4]	(65,054)	(47,326)	37%	12,491	-621%	(112,380)	(5,649)	1889%
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%
Adjusted EBITDA Margin	-44.2%	-34.7%	-950 bps	5.9%	-5010 bps	-39.6%	-1.5%	-3810 bps

1) Sale of Tenda shares;

2) Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

Depreciation and Amortization

Depreciation and amortization reached R$8.9 million in 2Q17, up 2% q-o-q and 57% y-o-y, due to the lower volume of operations in the period. In 1H17 depreciation and amortization totaled R$17.6 million.

Financial Result

2Q17 net financial result was negative R$33.4 million, compared to negative result of R$28.6 million in 1Q17 and R$3.1 million in 2Q16.

Financial revenues went down 62.3% y-o-y, totaling R$9.2 million, due to the lower balance of funds available in the period. Financial expenses, in turn, reached R$42.6 million, compared to R$27.5 million in 2Q16 and R$36.4 million in 1Q17, as a result of the accounting impact of incorporating the balance of interests, as principal, due to the repricing of SFH debts over the last months. In 1H17, net financial result came negative at R$61.9 million.

Taxes

Income taxes, social contribution and deferred taxes for 2Q17 amounted to an expense of R$0.9 million, slightly lower than 1Q17, reflecting the Company’s current operating cycle. In 1H17, Income taxes, social contribution and deferred taxes totaled R$2.3 million.

Net Income

The Company ended 2Q17 with a net loss of R$134.5 million, excluding Alphaville's equity income and the impacts of Tenda operation, higher than the net loss of R$126.1 million in 1Q17, and higher than the negative net result of R$36.9 million in 2Q16. In 1H17, net loss totaled R$260.6 million, following the same criteria.

The quarter’s results were impacted by: (i) higher level of dissolutions, due to the recessive economic environment; (ii) lower level of revenues due to the sales mix, which limited the dilution of costs and the expense structure; (iii) higher Other Operating Expenses; and (iv) the negative effect on financial result.

Table 12 – Net Income (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y(%)
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%
Gross Profit	(14,403)	(17,167)	-16%	26,084	-155%	(31,570)	29,540	-207%
Gross Margin	-9.8%	-12.6%	280 bps	12.3%	-2210 bps	-11.1%	7.7%	-1880 bps
Adjusted Gross Profit¹	12,421	20,808	-40%	65,325	-81%	33,230	101,304	-67%
Adjusted Gross Margin	8.4%	15.2%	-680 bps	30.7%	-2230 bps	11.7%	26.4%	-1470 bps
Adjusted EBITDA[2]	(65,054)	(47,326)	37%	12,491	-621%	(112,380)	(5,649)	1889%
Adjusted EBITDA Margin	-44.2%	-34.7%	-952 bps	5.9%	-5010 bps	-39.6%	-1.5%	-3810 bps
Income from Discontinued Operation[3]	(9,545)	107,720	-109%	-	-	98,175	16,372	500%
Adjusted Net Income[4]	(170,459)	(157,117)	8%	(48,882)	249%	(327,576)	(108,037)	203%
( - ) Equity income from Alphaville	(35,891)	(31,024)	16%	(11,952)	200%	(66,915)	(1,072)	6142%
Adjusted Net Income (ex-AUSA)	(134,568)	(126,093)	7%	(36,930)	264%	(260,661)	(106,965)	144%

1) Adjusted by capitalized interests;

2) Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

3) Sale of Tenda shares;

4) Adjusted by item 3.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$161.3 million in 2Q17. The consolidated margin was 35.8% in the quarter, compared to 36.6% posted in 2Q16.

It is worth mentioning the recovery in backlog in recent quarters, impacted in this 2Q17 by the absence of launches, but also reflecting the good sales performance of launches at the end of 2016, signaling a positive outlook for revenue volume and gross profit in the next periods.

Table 13 – Backlog Results (REF) (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)
Backlog Revenues	450,923	490,329	-8%	366,368	23%
Backlog Costs (units sold)	(289,632)	(312,503)	-7%	(232,393)	25%
Backlog Results	161,291	177,826	-9%	133,975	20%
Backlog Margin	35.8%	36.3%	-50 bps	36.6%	-80 bps

1) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

2) Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Securities

On June 30, 2017, cash and cash equivalents and marketable securities totaled R$214.6 million, down 9.4% from March 31, 2017.

Receivables

At the end of 2Q17, total accounts receivable totaled R$1.3 billion, a decrease of 17.0% compared to R$1.5 billion in 2Q16, taking into consideration only Gafisa receivables.

Currently, the Company has approximately R$ 392.5 million in accounts receivable from finished units.

Table 14. Total Receivables (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)
Receivables from developments (off balance sheet)	468,005	508,904	-8%	380,247	23%
Receivables from PoC- ST (on balance sheet)	602,295	665,071	-9%	873,183	-31%
Receivables from PoC- LT (on balance sheet)	208,230	241,563	-14%	287,401	-28%
Total	1,278,530	1,415,538	-10%	1,540,831	-17%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

Operating cash totaled R$101.5 million in 2Q17, reflecting: (i) higher level of revenue related to sales in the quarter; (ii) higher transfer proceeds; and (iii) greater efficiency in the process, leading to lower cash disbursements. Operating cash flow resulted in strong net cash generation of R$20.5 million in 2Q17, excluding new funds from Tenda operation. Within same criterion, in 1H17, operating cash flow totaled R$197.0 million, with net cash generation of R$53.7 million.

Table 15. Cash Generation (R$ 000)

	1Q17	2Q17
Availabilities[2]	236,934	214,572
Change in Availabilities[1] (1)	(16,246)	(22,362)
Total Debt + Investor Obligations	1,589,312	1,326,977
Change in Total Debt + Investor Obligations (2)	(49,492)	(262,335)
Other Investments	237,109	237,109
Change in Other Investments (3)	-	-
Cash Generation in the period (1) - (2) + (3)	-	219,510
Cash Generation Final	33,246	20,463
Availabilities[2]	33,246	53,710

1) Cash and cash equivalents, and marketable securities.

Liquidity

At the end of June 2017, the Company’s Net Debt/ Shareholders’ Equity ratio reached 80.7%, compared to 86.6% in the previous quarter, reflecting the 16.5% decrease of gross debt. In 2Q17, with new funds from Tenda operation, R$219.5 million, Gafisa reduced its debt, as signaled when this process began. It is worth mentioning that in referred operation, additional R$100.0 million will be received in the next periods, as contractually covenanted. Excluding project finance, the Net Debt/ Shareholders’ Equity ratio was 7.2%.

At the end of the 2Q17, the Company’s gross debt reached R$1.3 billion, down 16.5% q-o-q and 36.0% y-o-y. In 2Q17, with new funds from Tenda operation, the Company amortized R$391.1 million in debt, of which R$329.0 million was project finance and R$62.1 million in corporate debt. In the same period, R$36.7 million was disbursed, allowing for a net amortization of R$354.4 million.

Table 16. Debt and Investor Obligations (R$ 000)

	2Q17*	1Q17*	Q/Q (%)	2Q16	Y/Y (%)
Debentures - FGTS (A)	150,890	311,202	-52%	551,968	-73%
Debentures – Working Capital (B)	130,817	140,485	-7%	186,075	-30%
Project Financing SFH – (C)	861,930	970,370	-11%	1,196,948	-28%
Working Capital (D)	183,339	165,256	11%	136,969	34%
Total (A)+(B)+(C)+(D) = (E)	1,326,976	1,587,313	-16%	2,071,960	-36%
Investor Obligations (F)	-	1,999	-100%	2,375	-100%
Total Debt (E)+(F) = (G)	1,326,976	1,589,312	-17%	2,074,335	-36%
Cash and Availabilities (H)	214,573	236,934	-9%	618,569	-65%
Net Debt (G)-(H) = (I)	1,112,403	1,352,378	-18%	1,455,766	-24%
Equity + Minority Shareholders (J)	1,378,424	1,562,141	-12%	3,001,290	-54%
(Net Debt) / (Equity) (I)/(J) = (K)	80.7%	8.,6%	-590 bps	48.5%	3220 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	7.2%	4.5%	270 bps	-9.8%	1700 bps

* Considers Gafisa only.

1) Cash and cash equivalents and marketable securities.

The Company ended 2Q17 with R$828.4 million in total debt maturing in the short term. It should be noted, however, that 76.3% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 12.69% p.y., or 125.14% of the CDI.

Table 17 – Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until Jun/18	Until Jun/19	Until Jun/20	Until Jun/21	After Jun/21
Debentures - FGTS (A)	TR+10.38%	150,890	150,890
Debentures – Working Capital (B)	CDI+1.90%/ IPCA+8.22%	130,817	23,352	85,741	21,724	-	-
Project Financing SFH (C)	TR+8.30%-14% / 120%-129% CDI	861,930	573,373	235,503	34,144	18,910	-
Working Capital (D)	130% CDI / CDI +2.5%-5%	183,339	80,827	59,987	14,552	18,573	9,400
Total (A)+(B)+(C)+(D) = (E)		1,326,976	828,442	381,231	70,420	37,483	9,400
% of Total Maturity per period Project debt maturing as % of total debt ((A)+ (C))/(G) Corporate debt maturing as % of total debt ((B)+(D)/(E)			62,4%	28.7%	5.3%	2.8%	0.7%
			87.4%	28.4%	4.1%	2.3%	0.0%
			12.6%	38.2%	51.5%	49.6%	100.0%
Ratio Corporate Debt / Mortgage		23.7%/76.3%

São Paulo, August 10, 2017.

Alphaville Urbanismo SA releases its results for the 2nd quarter of 2017

Financial results

In the 2nd quarter of 2017, net revenues were R$ 50 million, 68% lower than the same period of 2016, and the net loss was R$ 120 million.

	2Q17	1H17	2Q16	1H16	2Q17 vs. 2Q16	1H17 vs. 1H16
Net Revenue	50	112	156	391	-68%	-71%
Net Profit/Loss	- 120	- 223	-40	-4	n/a	n/a

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

Consolidated Financial Statements

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y (%)
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%
Operating Costs	(161,656)	(153,706)	5%	(186,544)	-13%	(315,362)	(354,070)	-11%
Gross Profit	(14,403)	(17,167)	-16%	26,084	-155%	(31,570)	29,540	-207%
Gross Margin	-9.8%	-12.6%	280 bps	12.3%	-2210 bps	-11.1%	7.7%	-1880 bps
Operating Expenses	(121,817)	(109,994)	11%	(71,730)	70%	(231,811)	(126,368)	83%
Selling Expenses	(21,184)	(19,056)	11%	(20,245)	5%	(40,240)	(36,991)	9%
General and Administrative Expenses	(19,738)	(27,369)	-28%	(19,524)	1%	(47,107)	(46,525)	1%
Other Operating Revenue/Expenses	(31,569)	(19,702)	60%	(18,957)	67%	(51,271)	(33,534)	53%
Depreciation and Amortization	(8,875)	(8,708)	2%	(5,644)	57%	(17,583)	(15,152)	16%
Equity Income	(40,451)	(35,159)	15%	(7,360)	450%	(75,610)	5,834	-1396%
Operational Result	(136,220)	(127,161)	7%	(45,646)	198%	(263,381)	(96,828)	172%
Financial Income	9,206	7,870	17%	24,392	-62%	17,076	41,014	-58%
Financial Expenses	(42,596)	(36,430)	17%	(27,471)	55%	(79,026)	(45,201)	75%
Net Income Before taxes on Income	(169,610)	(155,721)	9%	(48,725)	248%	(325,331)	(101,015)	222%
Deferred Taxes	-	-	-	(1)	-	-	963	-
Income Tax and Social Contribution	(949)	(1,346)	-29%	422	-325%	(2,295)	(6,532)	-65%
Net Income After Taxes on Income	(170,559)	(157,067)	9%	(48,304)	253%	(327,626)	(106,584)	207%
Continued Op. Net Income	(170,559)	(157,067)	9%	(48,304)	253%	(327,626)	(106,584)	207%
Discontinued Op. Net Income	(9,545)	107,720	-109%	10,443	-191%	98,175	16,372	500%
Minority Shareholders	(100)	50	-300%	578	-117%	(50)	1,453	-103%
Net Income	(180,004)	(49,397)	264%	(38,439)	368%	(229,401)	(91,665)	150%

Consolidated Balance Sheet

	2Q17	1Q17	Q/Q(%)	2Q16	Y/Y(%)
Current Assets
Cash and cash equivalents	37,979	23,814	59%	157,737	-76%
Securities	176,594	213,120	-17%	460,832	-62%
Receivables from clients	602,295	665,071	-9%	1,285,892	-53%
Properties for sale	996,928	1,058,742	-6%	2,063,670	-52%
Other accounts receivable	105,812	76,656	38%	206,532	-49%
Prepaid expenses and other	5,903	6,839	-14%	5,255	12%
Land for sale	3,270	3,270	0%	87,503	-96%
Non-current assets for sale	-	1,412,682	-	-	-
Subtotal	1,928,781	3,460,194	-44%	4,267,421	-55%

Long-term Assets
Receivables from clients	208,230	241,563	-14%	354,931	-41%
Properties for sale	582,445	599,046	-3%	629,811	-8%
Other	194,880	93,983	107%	192,631	1%
Subtotal	985,555	934,592	5%	1,177,373	-16%
Intangible. Property and Equipment	45,318	47,113	-4%	125.230	-64%
Investments	731,405	764,852	-4%	978,100	-25%

Total Assets	3,691,059	5,206,751	-29%	6,548,124	-44%

Current Liabilities
Loans and financing	654,200	650,152	1%	633,782	3%
Debentures	174,242	335,317	-48%	430,246	-60%
Obligations for purchase of land and advances from customers	194,787	194,283	0%	360,382	-46%
Material and service suppliers	73,249	68,788	6%	77,721	-6%
Taxes and contributions	46,343	47,132	-2%	88,934	-48%
Other	337,235	399,735	-16%	450,702	-25%
Dividends in natura	-	327,230	-	-	-
Assets liabilities of discontinued operations	-	653,204	-	-	-

Subtotal	1,480,056	2,675,841	-45%	2,041,767	-28%

Long-term liabilities
Loans and financings	391,069	485,474	-19%	700,135	-44%
Debentures	107,465	116,370	-8%	307,797	-65%
Obligations for Purchase of Land and advances from customers	71,149	93,892	-24%	185,516	-62%
Deferred taxes	100,405	100,405	0%	20,450	391%
Provision for Contingencies	81,515	84,720	-4%	160,203	-49%
Other	80,976	87,908	-8%	130,966	-38%
Subtotal	832,579	968,769	-14%	1,505,067	-45%

Shareholders’ Equity
Shareholders’ Equity	1,374,347	1,553,057	-12%	2,998,075	-54%
Minority Shareholders	4,077	9,084	-55%	3,215	27%
Subtotal	1,378,424	1,562,411	-12%	3,001,290	-54%
Total Liabilities and Shareholders’ Equity	3,691,059	5,206,751	-29%	6,548,24	-44%

Cash Flow

	2Q17	2Q16	1H17	1H16
Income Before Taxes on Income and Social Contribution	(277,330)	(35,928)	(325,331)	(76,598)
Expenses/income not affecting working capital	205,663	30,413	185,362	69,188
Depreciation and amortization	8,875	5,644	17,583	15,152
Impairment	(4,097)	(6,302)	(11,141)	(6,302)
Expense with stock option plan and shares	(425)	1,298	1,703	3,189
Projects delay fines	-	(11)		(11)
Unrealized interest and financial charges	16,974	13,741	42,735	38,788
Equity income	40,451	7,361	75,610	(5,834)
Disposal of fixed asset	-	-		1,182
Provision for guarantee	(1,714)	(3,770)	(3,315)	(7,872)
Provision for lawsuits	30,041	15,460	46,777	31,264
Profit Sharing provision	4,120	-	8,357	6,250
Allowance for doubtful accounts and dissolutions	3,558	(974)	7,699	5,598
Income from financial instruments	160	(2,034)	(646)	(12,216)
Provision for impairment loss of discontinued operation	215,440	-	-	-
Update of obligation on stock sale	(107,720)	-	-	-
Clients	82,890	62,584	158,442	146,201
Properties held for sale	82,512	(24,745)	147,467	(69,396)
Other accounts receivable	(5,985)	8,014	401	2,408
Prepaid expenses	936	167	(3,355)	599
Obligations on land purchase and advances from clients	(22,239)	(35,316)	(29,761)	(59,942)
Taxes and contributions	(789)	(6,806)	(5,499)	(9,191)
Providers	9,455	(7,536)	(419)	(764)
Salaries and payroll charges	1,517	(13,918)	1,814	(12,000)
Other liabilities	(19,945)	(18,522)	(28,974)	(37,933)
Related party transactions	(4,130)	17,617	(9,703)	25,825
Taxes paid	(949)	422	(2,295)	(5,569)
Cash provided by/used in operating activities /discontinued operation	18,504	8,499	51,959	54,069
Net cash from operating activities	70,110	(15,055)	140,108	26,897
Investment activities	-	-	-	-
Purchase of fixed and intangible asset	(7,080)	(7,934)	(10,696)	(14,369)
Capital contribution in subsidiaries	518	(11,188)	441	(12,639)
Redemption of financial investment	471,458	546,710	687,475	849,852
Funding financial investments	(434,932)	(393,863)	(640,423)	(695,962)
Cash provided by/used in investment activities / discontinued operation	99,707	27,634	48,663	5,871
Dividends received	-	1,000	-	-
Discontinued operation transaction costs	(9,545)	-	(9,545)	-
Receivable from exercise of preemptive rights Tenda	219,510	-	219,510	-
Net cash from investment activities	129,671	162,359	295,425	132,753
Financing activities	-	-	-	-
Related party contributions	(1,999)	(4,107)	(1,237)	(2,520)
Addition of loans and financing	110,687	188,420	186,282	308,882
Amortization of loans and financing	(387,998)	(304,196)	(539,609)	(444,519)
Share buyback	-	(8,195)	-	(8,195)
Result from the sale of treasury shares	-	-	-
Assignment of credit receivables, net	-	13,835	21,513	41,809
Loan operations with related parties	1,933	15,908	6,268	9,448
Sale of treasury shares	7	5	317	5
Cash provided by/used in financing activities/ discontinued operation	(10,601)	(34,954)	24,089	10,537
Net cash from financing activities	(287,971)	(133,284)	(302,377)	(84,553)
Net cash variation/discontinued operation	(107,610)	-	(124,711)	-
Increase (decrease) in cash and cash equivalents	121,775	14,020	133,156	75,097
Opening balance of cash and cash equivalents	-	-	29,534	82,640
Closing balance of cash and cash equivalents	14,165	14,020	37,979	157,737
Increase (decrease) in cash and cash equivalents	121,775	14,020	133,156	75,097

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts
Danilo Cabrera
Luiz Felipe R. Murat
Telephone: +55 11 3025-9242/9651
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina Cohn & Wolfe
Lívia Hormigo / Guilherme Justo
Telephone: +55 11 3147-7414 /
3147-7438
E-mail: gafisa@grupomaquina.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer